Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

NOTICE OF ANNUAL MEETING AND RECORD DATE

TO: BRITISH COLUMBIA SECURITIES COMMISSION

CUSIP NO.: 29382M

Pursuant to the requirements of National Instrument No. 45-101, Entourage Mining Ltd. hereby gives notice that the Annual General Meeting of its shareholders will be held at Suite 200-475 Howe Street Vancouver, British Columbia, on December 23, 2008 at 11:00 am and the Record Date for such meeting will be November 24, 2008.

DATED at Vancouver, British Columbia on October 29, 2008.

Entourage Mining Ltd.

“Gregory Kennedy”

Gregory Kennedy
Director

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368